Loewen, Ondaatje, McCutcheon USA LLC

Statement of Financial Condition
March 31, 2026

<u>Assets</u>		
Cash	$	10,962
Advances		3,350
Prepaid expense		5,730
Total Assets	$	20,042
<u>Liabilities and Member's Capital</u>		
Liabilities		
Accounts payable	$	1,776
Total Liabilities		1,776
Commitments and contingencies (note 6)		
Member's Capital		
Member's Capital		18,266
Total Liabilities and Member's Capital	$	20,042